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                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                        REPORT OF FOREIGN PRIVATE ISSUER

 MITSUI & CO., LTD. APPLIES FOR THE DE-LISTING OF ITS SHARES FROM THE LUXEMBOURG
                                  STOCK EXCHANGE




                        PURSUANT TO RULE 13a-16 OR 15d-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934


For the month of   May 13  ,  2005


Commission File Number      09929



                               MITSUI & CO., LTD.
                 (Translation of registrant's name into English)

             2-1, OHTEMACHI 1-CHOME CHIYODA-KU, TOKYO 100-0004 JAPAN
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                    Form 20-F   X            Form 40-F
                              -----                    -----

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __________

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __________

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                          Yes                No   X
                              -----             -----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date: May 13, 2005

                                               MITSUI & CO., LTD.


                                    By: /s/ Kazuya Imai
                                        ---------------
                                        Name:  Kazuya Imai
                                        Title: Senior Executive Managing Officer
                                               Chief Financial Officer

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                                                                 13(th) May 2005

                                                               Mitsui & Co., Ltd

FOR IMMEDIATE RELEASE


TO WHOM IT MAY CONCERN




 MITSUI & CO., LTD. APPLIES FOR THE DE-LISTING OF ITS SHARES FROM THE LUXEMBOURG
                                  STOCK EXCHANGE


Mitsui & Co., Ltd. (Mitsui) decided today at a meeting of its Board of Directors to apply to the Luxembourg Stock Exchange for the de-listing of its shares from the exchange.

1.   The reason for de-listing

The trading volume of Mitsui's shares in the form of European Depositary Receipt on the Luxembourg Stock Exchange has been extremely low. Therefore it is no longer justifiable for Mitsui to bear the costs for maintaining the listing. Mitsui believes that the de-listing would have no significant adverse effect on the shareholders and investors as the shares will continue to be listed on the most liquid stock market in Japan, the Tokyo Stock Exchange.

2.   De-listing schedule

The application for the de-listing from the Luxembourg Stock Exchange will be made by the end of May 2005, and the de-listing is expected to be completed, subject to the applicable rules and procedures of the exchange concerned, by August 2005.


                                         FOR FURTHER INFORMATION, PLEASE CONTACT
                                         MITSUI & CO., LTD.
                                           Corporate Communications Division
                                             Tel: +81-3-3285-7564
                                           Investor Relations Division
                                             Tel: +81-3-3285-7910